Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Underlying supplement no. 1070 dated December 5, 2007

Product supplement no. 20-I dated October 25, 2007

Registration Statement no. 333-134553

Dated December 5, 2007

Rule 433

Preliminary Terms and Conditions, December 5, 2007

Buffered Return Enhanced Notes Linked to a Basket of Global Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 20-I dated October 25, 2007, underlying supplement no. 1070 dated December 5, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 1070, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 1070, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Buffered Return Enhanced Notes Linked to a Basket of Global Indices (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns, from the Pricing Date to the Valuation Date, on a diversified basket of global indices (the “Basket”). Investments (like the Notes) that are partially buffered against market declines can help reduce portfolio risk while maintaining enhanced participation in equities. The Basket, which consists of the S&P 500® Index and the MSCI EAFE Index®, also allows investors the opportunity for diversification. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Basket declines by more than 15%, be willing to lose some (up to 85%) of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+, A1, AA-)†
Issue Size:	$[TBD]
Pricing Date:	December 5, 2007‡
Settlement Date:	December 10, 2007‡
Valuation Date:	December 7, 2010‡††
Maturity Date:	December 10, 2010‡††
Term:	3 years
Basket:	The Notes are linked to a basket consisting of the following two indices (each, a “Basket Index” and, collectively, the “Basket Indices”):

Basket Index	Bloomberg Ticker	Basket Index Starting Level	Basket Index Weighting
S&P 500® Index	SPX	[TBD]	50.00%
MSCI EAFE Index®	MXEA	[TBD]	50.00%

* The starting level for each Basket Index will equal the closing level of such Basket Index on the Pricing Date and will be determined on the on the Pricing Date.
Buffer Amount:	15%
Participation Rate:	111.50%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	If the Basket Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Basket Return and the Participation Rate. Accordingly, if the Basket Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
Basket Starting Level + [$1,000 × (Basket Return × Participation Rate)]
If the Basket Return is negative or zero, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Basket Return is less than or equal to zero and its absolute value is less than or equal to 15%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.
If the Basket Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have downside exposure to any decline in the Basket beyond the Buffer Amount. If the Basket Return is negative and the absolute value of the Basket Return is greater than 15%, you will lose 1% per $1,000 principal amount Note for every 1% that the Basket Ending Level declines beyond 15% from the Basket Starting Level. Accordingly, if the Basket Return is negative and the absolute value of the Basket Return is greater than 15%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Basket Return + Buffer Amount)]

You will lose some (up to 85%) of your investment at maturity if the Basket Return is negative and the absolute value of the Basket Return exceeds the Buffer Amount.
Basket Return:	Basket Ending Level – Basket Starting Level
Basket Starting Level

Basket Starting Level:	Set equal to 1,000 on the Pricing Date
Basket Ending Level:

The Basket closing level on the Valuation Date. On the Valuation Date, the Basket closing level will be calculated as follows:

1,000 × [1+ (S&P 500® Index Return × 50.00%) + (MSCI EAFE Index® Return × 50.00%)]

The “S&P 500® Index Return” and the “MSCI EAFE Index® Return” are the performances of the respective Basket Indices, expressed as percentages, from the respective Basket Index closing levels on the Pricing Date to the respective Basket Index closing levels on the Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	525M0BE6
ISIN:	525M0BE62

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 20-I.

Investing in the Buffered Return Enhanced Notes Linked to a Basket of Global Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 20-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1070 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 1070 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $5.00 per $1,000 principal amount, or of up to 0.50%, and may use up to all of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

December 5, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 20-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1070 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 1070, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 20-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 1070, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated October 25, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507225709/d424b2.htm

•	Underlying supplement no. 1070 dated December 5, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507259545/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Participation Rate of 111.50%. The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by whether, and to the extent, the Basket Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 15% from the Basket Starting Level. If the Basket Ending Level represents a decline of more than 15% from the Basket Starting Level, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your Notes. YOU MUST BE WILLING TO LOSE UP TO 85% OF YOUR PRINCIPAL IF THE BASKET ENDING LEVEL IS BELOW THE BASKET STARTING LEVEL BY MORE THAN THE BUFFER AMOUNT.

•

Diversification Among the Basket Indices: The return on the Notes is linked to a basket consisting of the S&P 500® Index and the MSCI EAFE Index®. The S&P 500® Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. The MSCI EAFE Index® is intended to provide a performance benchmark for selected developed equity markets in Europe, Asia, Australia and the Far East. The calculation of the value of the MSCI EAFE Index® is a free float weighted average of the U.S. dollar values of all the equity securities constituting the MSCI indices for 21 selected countries. For additional information about each Basket Index, see the information set forth under “The S&P 500® Index” and “The MSCI EAFE Index®” in the accompanying underlying supplement no. 1070.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1070. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to a decline in the Basket Ending Level beyond the 15% buffer as compared to the Basket Starting Level. YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL IF THE LEVEL OF THE BASKET DECLINES.

•

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of two Basket Indices. At a time when the level of one Basket Index increases, the level of the other Basket Index may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one Basket Index may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets. The stocks that constitute the MSCI EAFE Index® have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar that Might Affect the MSCI EAFE Index®: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI EAFE Index® are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your Payment at Maturity. However, because the MSCI EAFE Index®—but not its component stocks—is denominated in U.S. dollars, you will have foreign currency exposure with respect to the MSCI EAFE Index®, and the value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such component stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Basket Indices: We are one of the companies that are represented in the S&P 500® Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Index or the MSCI EAFE Index®. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Basket Indices or your Notes. None of the money you pay us will go to any of the companies represented in the Basket Indices, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $5.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 20-I.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•

The Closing Levels of the Basket Indices on the Valuation Date May be Below the Closing Levels of the Basket Indices at the Maturity Date or at Other Times During the Term of the Notes: Because the Basket Ending Level is calculated based on the closing levels of the Basket Indices on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing levels of the Basket Indices at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing levels of the Basket Indices on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Basket Indices on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performances of the Basket for Basket Returns from -100% to 100%. It reflects the Basket Starting Level of 1,000, the Buffer Amount of 15% and the Participation Rate of 111.50%. The hypothetical payments at maturity set forth below are for illustrative purposes only any may not represent the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Level	Hypothetical Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
-100%	0	$150.00	-85.00%	-22.8%
-90%	100	$250.00	-75.00%	-20.5%
-80%	200	$350.00	-65.00%	-18.2%
-70%	300	$450.00	-55.00%	-15.7%
-60%	400	$550.00	-45.00%	-13.2%
-50%	500	$650.00	-35.00%	-10.5%
-40%	600	$750.00	-25.00%	-7.7%
-30%	700	$850.00	-15.00%	-4.8%
-20%	800	$950.00	-5.00%	-1.6%
-10%	900	$1,000.00	0.00%	0.0%
0%	1,000	$1,000.00	0.00%	0.00%
10%	1,100	$1,111.50	11.15%	-3.6%
20%	1,200	$1,223.00	22.30%	-6.9%
30%	1,300	$1,334.50	33.45%	-10.1%
40%	1,400	$1,446.00	44.60%	-13.1%
50%	1,500	$1,557.50	55.75%	-15.9%
60%	1,600	$1,669.00	66.90%	-18.6%
70%	1,700	$1,780.50	78.05%	-21.2%
80%	1,800	$1,892.00	89.20%	-23.7%
90%	1,900	$2,003.50	100.35%	-26.1%
100%	2,000	$2,115.00	111.50%	-28.4%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Basket Starting Level of 1,000 to the Basket Ending Level of 1,100. Because the Basket Ending Level of 1,100 is above the Basket Starting Level of 1,000, the investor will receive a Payment at Maturity of $1,111.50 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (10% × 111.50%)] = $1,111.50

Example 2: The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 900. Because the level of the Basket has declined from the Basket Starting Level of 1,000 and the percentage decline, 10%, does not exceed the Buffer Amount of 15%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 700. Because the level of the Basket has declined from the Basket Starting Level of 1,000 and the percentage decline, 30%, exceeds the Buffer Amount of 15%, the investor will receive a Payment at Maturity of $850.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-30% + 15%)] = $850.00

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical daily historical performance of the Basket from December 3, 2002 to December 3, 2007, if the Basket Level was made to equal 1,000 on December 3, 2002. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated on the cover of this term sheet. We obtained the various closing levels used to construct the graph below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

Historical Information

The following graphs set forth the daily historical closing levels of each Basket Index from December 3, 2002 through December 3, 2007. The closing level of the S&P 500® Index on December 3, 2007 was 1,472.42. The closing level of the MSCI EAFE Index® on December 3, 2007 was 2,299.15.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in a Payment at Maturity in excess of 15% of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.